UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Imperva, Inc.

File Nos. 333-175008 & 001-35338 -- CF# 32173

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Imperva, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed June 17, 2011 as amended, Form 10-Qs filed August 13, 2012 and August 8, 2014 and Form 10-K filed March 15, 2013.

Based on representations by Imperva, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11 to Form S-1 filed June 17, 2011   through March 1, 2017
Exhibit 10.1 to Form 10-Q filed August 13, 2012   through March 1, 2017
Exhibit 10.17 to Form 10-K filed March 15, 2013   through March 1, 2017
Exhibit 10.01 to Form 10-Q filed August 8, 2014   through March 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary